[SHAW LOGO]

NEWS RELEASE

SHAW ANNOUNCES DETERMINATION OF REDEMPTION PRICES FOR
8.25% U.S DOLLAR SENIOR NOTES DUE APRIL 11, 2010 AND
7.25% U.S. DOLLAR SENIOR NOTES DUE APRIL 6, 2011

Calgary, Alberta (October 7, 2009) – Shaw Communications Inc. announced today that it has determined the redemption prices for its U.S.$440 million 8.25% Senior Notes due April 11, 2010 (the “2010 Notes”) and U.S.$225 million 7.25% Senior Notes due April 6, 2011 (the “2011 Notes”). As previously announced, the redemption date for the foregoing senior notes is October 13, 2009.

The 2010 Notes’ Redemption Price (as defined in the indenture governing the 2010 Notes) is US$1,039.21 per senior note, which includes US$0.46 in accrued interest to the redemption date.

The 2011 Notes’ Redemption Price (as defined in the indenture governing the 2011 Notes) is US$1,096.06 per senior note, which includes US$1.41 in accrued interest to the redemption date.

This news release is for informational purposes only and is not an offer to buy any securities of Shaw Communications Inc.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). The Company serves 3.4 million customers, including over 1.6 million Internet and 775,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:

Shaw Investor Relations Department
investor.relations@sjrb.ca